

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2021

Shai Yarkoni, M.D., Ph.D.
Chief Executive Officer
Cellect Biotechnology Ltd.
23 Hata'as Street
Kfar Saba, Israel 44425

>   **Re: Cellect Biotechnology Ltd.**
>   **Registration Statement on Form F-4**
>   **Filed June 16, 2021**
>   **File No. 333-257144**

Dear Dr. Yarkoni:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4 filed June 16, 2021

Agenda Items, page 2

1. In bullet (iii), please quantify the dollar value (or range of values) Dr. Shai Yarkoni may receive pursuant to the Letter Agreement. In addition, please file the Letter Agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

2. In bullet (vi), please update your disclosure regarding the Contingent Value Rights Agreement (the "CVRs") to clearly describe the specific contingent value rights holders of the CVRs have the right to receive, including, quantifying the (i) royalty percentage of net sales, (ii) milestone payments, (iii) exit fee and (iv) license fees referenced at the top of page 83.

General

3.   We note that the you have signed an Amended and Restated Share Transfer Agreement to sell the entire share capital of your subsidiary company, Cellect Biotherapeutics Ltd., which will retain all of its existing assets, to EnCellX Inc. Given Dr. Shai Yarkoni's prospective position with the EnCellX, please file a Schedule 13e-3 or provide us with your analysis as to why Rule 13e-3 does not apply.

4.   Please provide updated interim financial information for Quoin Pharmaceuticals, Inc. here and throughout the filing. Refer to General Instruction C.1(d) of Form F-4 and Item 17(b)(8) of Form S-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jason Drory at 202-551-8342 or Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian S. Vargo, Esq.